Lawrence S. Elbaum lelbaum@velaw.com

Tel +1.212.237.0084 Fax +1.917.849.5379

May 31, 2022

VIA ELECTRONIC MAIL AND EDGAR FILING

Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Adagio Therapeutics, Inc.

PREC14A filed May 19, 2022

SEC File No. 001-40703

Ms. Chalk:

Set forth below are the responses of Adagio Therapeutics, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated May 27, 2022, with respect to its preliminary information statement, File No. 001-40703, filed with the Commission on May 19, 2022 (the “Information Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Information Statement (“Amended Information Statement”). Enclosed with the email version of this letter is a copy of the Amended Information Statement marked to show changes from the Information Statement as originally filed.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Information Statement and all capitalized terms used but not defined herein have the same meaning as in the Information Statement.

Letter to Shareholders, page i

1.

Refer to the last paragraph of the Letter to Shareholders. Explain what you mean by the statement that the Annual Meeting may be adjourned or postponed “from time to time.” Your revised disclosure should explain what this means, and should also describe the circumstances under which the Annual Meeting would be postponed or adjourned, given that the Company is not soliciting proxy authority.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	1114 Avenue of the Americas, 32nd Floor New York, NY 10036 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission May 31, 2022 Page 2

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Information Statement to remove “from time to time” and clarify that the Annual Meeting may be postponed or adjourned due to unanticipated circumstances or reasons outside of the control of the Company. The Company respectfully refers the Staff to the last paragraph of the Letter to Shareholders.

Proposal 2 – Precatory Declassification Proposal, page 17

2.

We note your disclosure that the proposal to declassify the Board of Directors is nonbinding. However, we also note that the Company is not opposing the proposal. Explain your intentions with respect to declassifying the Board if Proposal 2 passes with the required majority vote. See Item 4 of Schedule 14C.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Information Statement to disclose that the Company will take into consideration the shareholder vote with respect to the Precatory Declassification Proposal in deciding what steps it will take, if any, with respect to the declassification of the Board. The Company respectfully refers the Staff to page 17 of the Amended Information Statement.

General

3.	Include disclosure about the interests and potential conflicts of interest of certain affiliates in the solicitation. See Item 3 of Schedule 14C.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Information Statement to include additional disclosure on Ajay Royan’s and Terrance McGuire’s interests and potential conflicts of interest as affiliates of the Mithril Group. The Company respectfully refers the Staff to page 1 of the Amended Information Statement.

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Securities and Exchange Commission May 31, 2022 Page 3

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

Enclosures

cc:	Jill Andersen, Esq., Adagio Therapeutics, Inc.

C. Patrick Gadson, Vinson & Elkins L.L.P.